Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2019, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in U.S. dollars in order to enhance comparability with Cellectis’ peers, which primarily present their financial statements in U.S. dollars. All references in this interim report to “$,” “U.S. dollars,” and “dollars,” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2018, as amended on April 25, 2019 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt® and Calyno™ are owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc.

PART I – FINANCIAL INFORMATION

Item 1.	Condensed Consolidated Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2018	June 30, 2019*
ASSETS
Non-current assets
Intangible assets		1,268	1,209
Property, plant, and equipment	6	10,041	12,320
Right-of-use assets	5	—	47,876
Other non-current financial assets		1,891	4,755

Total non-current assets		13,199	66,161
Current assets
Inventories		275	986
Trade receivables	7.1	2,971	2,990
Subsidies receivables	7.2	17,173	21,335
Other current assets	7.3	15,333	16,495
Current financial assets	8.1	388	389
Cash and cash equivalents	8.2	451,501	396,967

Total current assets		487,641	439,163

TOTAL ASSETS		500,840	505,323

LIABILITIES
Shareholders’ equity
Share capital	12	2,765	2,766
Premiums related to the share capital	12	828,525	834,830
Currency translation adjustment		(16,668)	(18,903)
Retained deficit		(326,628)	(406,078)
Net income (loss)		(78,693)	(48,791)

Total shareholders’ equity - Group Share		409,301	363,824
Non-controlling interests		40,970	41,284

Total shareholders’ equity		450,272	405,108
Non-current liabilities
Non-current lease debts	9	1,018	45,710
Non-current provisions	15	2,681	2,684

Total non-current liabilities		3,699	48,394

Current liabilities
Current lease debts	9	333	2,104
Trade payables	9	15,883	19,760
Deferred revenues and contract liabilities	11	20,754	20,385
Current provisions	15	1,530	2,928
Other current liabilities	10	8,369	6,643

Total current liabilities		46,869	51,821

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		500,840	505,323

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new ‘right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the six-month period ended June 30,

$ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2018	2019*
Revenues and other income
Revenues	3.1	11,076	2,188
Other income	3.1	5,340	4,172

Total revenues and other income		16,417	6,360

Operating expenses
Cost of revenue	3.2	(1,138)	(1,403)
Research and development expenses	3.2	(36,441)	(39,987)
Selling, general and administrative expenses	3.2	(25,224)	(23,309)
Other operating income (expenses)		(171)	29

Total operating expenses		(62,975)	(64,670)

Operating income (loss)		(46,558)	(58,310)

Financial gain (loss)		10,040	3,849

Income tax		—	—

Net income (loss)		(36,518)	(54,461)

Attributable to shareholders of Cellectis		(32,422)	(48,791)
Attributable to non-controlling interests		(4,096)	(5,670)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) per share ($ /share)		(0.83)	(1.15)
Diluted net income (loss) per share ($ /share)		(0.83)	(1.15)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the six-month periods ended June 30,

$ in thousands

	For the six-month period ended June 30,
	2018	2019
Net income (loss)	(36,518)	(54,461)

Actuarial gains and losses	—	(271)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	(271)

Currency translation adjustment	(14,060)	(1,990)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(14,060)	(1,990)

Total Comprehensive income (loss)	(50,578)	(56,723)

Attributable to shareholders of Cellectis	(45,791)	(51,298)
Attributable to non-controlling interests	(4,787)	(5,425)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended June 30,

$ in thousands, except per share amounts

		For the three-month period ended June 30,
	Notes	2018	2019
Revenues and other income
Revenues	3.1	5,049	1,152
Other income	3.1	3,295	1,780

Total revenues and other income		8,343	2,932

Operating expenses
Cost of revenue	3.2	(559)	(815)
Research and development expenses	3.2	(18,042)	(25,421)
Selling, general and administrative expenses	3.2	(11,248)	(11,818)
Other operating income (expenses)		(189)	(3)

Total operating expenses		(30,039)	(38,058)

Operating income (loss)		(21,696)	(35,126)

Financial gain (loss)		11,958	(1,512)

Income tax		—	—

Net income (loss)		(9,738)	(36,637)

Attributable to shareholders of Cellectis		(7,256)	(33,447)
Attributable to non-controlling interests		(2,482)	(3,190)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) per share ( $ /share)		(0.17)	(0.79)
Diluted net income (loss) per share ( $ /share)		(0.17)	(0.79)

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month periods ended June 30,

$ in thousands

	For the three-month period ended June 30,
	2018	2019
Net income (loss)	(9,738)	(36,637)

Actuarial gains and losses	—	(271)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	(271)

Currency translation adjustment	(18,186)	3,368

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(18,186)	3,368

Total Comprehensive income (loss)	(27,924)	(33,541)

Attributable to shareholders of Cellectis	(24,615)	(30,333)
Attributable to non-controlling interests	(3,310)	(3,208)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six-month period ended June 30,

$ in thousands

		For the six-month period ended June 30,
	Notes	2018	2019
Cash flows from operating activities

Net loss for the period		(36,518)	(54,461)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		1,262	3,215
Net loss (income) on disposals		67	356
Net financial loss (gain)		(10,040)	(3,848)
Expenses related to share-based payments		21,023	11,810
Provisions		(342)	1,155
Interest (paid) / received		3,354	4,146

Operating cash flows before change in working capital		(21,194)	(37,627)

Decrease (increase) in inventories		12	(709)
Decrease (increase) in trade receivables and other current assets		(2,695)	(3,436)
Decrease (increase) in subsidies receivables		(5,086)	(4,266)
(Decrease) increase in trade payables and other current liabilities		3,509	2,370
(Decrease) increase in deferred income		(7,069)	54

Change in working capital		(11,330)	(5,985)

Net cash flows provided by (used in) operating activities		(32,523)	(43,613)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		20	—
Acquisition of intangible assets		1	(29)
Acquisition of property, plant and equipment		(1,186)	(4,811)
Net change in non-current financial assets		277	(2,866)
Sale (Acquisition) of current financial assets		20,192	161

Net cash flows provided by (used in) investing activities		19,304	(7,545)

Cash flows from financing activities
Increase in share capital net of transaction costs		185,992	—
Shares of Calyxt issued to third parties		48,761	(251)
Payments on lease debts		(45)	(1,748)
Treasury shares		(291)	—

Net cash flows provided by financing activities		234,417	(1,999)

(Decrease) increase in cash		221,198	(53,157)

Cash and cash equivalents at the beginning of the year		256,380	451,501
Effect of exchange rate changes on cash		(6,364)	(1,377)

Cash and cash equivalents at the end of the period	8	471,215	396,967

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six-month period ended June 30,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986
Net Loss		—	—	—	—	—	—	(32,422)	(32,422)	(4,096)	(36,518)
Other comprehensive income (loss)		—	—	—	—	(13,369)	—	—	(13,369)	(691)	(14,060)

Total comprehensive income (loss)		—	—	—	—	(13,369)	—	(32,422)	(45,791)	(4,787)	(50,578)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Capital Increase		6,146,000	379	178,171	—	—	—	—	178,550	—	178,550
Transaction with subsidiaries (1)		—	—	—	—	—	26,299	—	26,299	22,463	48,761
Treasury shares		—	—	—	(291)	—	—	—	(291)	—	(291)
Exercise of share warrants, employee warrants and stock options	11	300,306	18	7,424	—	—	—	—	7,442	—	7,442
Non-cash stock-based compensation expense	12	—	—	16,730	—	—	—	—	16,730	4,293	21,023
Other movements		—	—	—	—	—	(84)	—	(84)	(36)	(120)

As of June 30, 2018		42,406,368	2,764	816,363	(587)	(11,534)	(326,856)	(32,422)	447,728	41,046	488,774

As of January 1, 2019		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss		—	—	—	—	—	—	(48,791)	(48,791)	(5,670)	(54,461)
Other comprehensive income (loss)		—	—	—	—	(2,235)	(271)	—	(2,507)	245	(2,262)

Total comprehensive income (loss)		—	—	—	—	(2,235)	(271)	(48,791)	(51,298)	(5,425)	(56,723)
Allocation of prior period loss		—	—	—	—	—	(78,693)	78,693	—	—	—
Capital Increase		15,600	1		—	—	(1)	—	—	—	—
Transaction with subsidiaries (2)		—	—	—	—	—	(481)	—	(481)	230	(251)
Non-cash stock-based compensation expense	12	—	—	6,302	—	—	—	—	6,302	5,509	11,810
Other movements		—	—	3	—	—	(3)	—	—	—	—

As of June 30, 2019		42,445,669	2,766	834,830	—	(18,903)	(406,078)	(48,791)	363,824	41,284	405,108

(1)	Corresponds to the impact of Calyxt’s follow-on offering and Calyxt stock options exercises during the period.
(2)	Corresponds to the impact of Calyxt stock options exercises during the period.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

Reflects the application of IFRS15 with effect from January 1, 2018 using the full retrospective method. Reconciliation between consolidated financial statements presented in previous periods and 2017 consolidated financial statements is available in Note 2.3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was incorporated on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Condensed Consolidated Financial Statements of Cellectis as of June 30, 2019 and for the three-month and six-month periods ended June 30, 2019 were approved by our Board of Directors on August 5, 2019.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. See Note 2.4.

The Interim Condensed Consolidated Financial Statements as of June 30, 2019 and for the three-month and six-month periods ended June 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Condensed Consolidated Financial Statements as of June 30, 2019 and for the three-month and six-month periods ended June 30, 2019 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2018, except as described below related to the new or amended standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2019 but had no significant impact on the Interim Condensed Consolidated Financial Statements:

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for accounting periods beginning after January 1, 2020. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	Amendment to IFRS 3 “Business Combinations” (Effective for the accounting periods as of January 1, 2020)

•	Amendments to IAS 1“Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” (Effective for the accounting periods as of January 1, 2020)

2.2 IFRS16 application

Since January 1, 2019, Cellectis has applied the new standard IFRS 16 “Leases”.

Under this standard, a financial asset and a financial liability are recognized for Group leases that meet the standard’s criteria.

The financial statements for the 2018 financial year have not been restated in accordance with the transition options of IFRS 16 elected by the Group since Cellectis has applied the modified retrospective approach.

The Group uses the two capitalization exemptions provided by the standard:

•	lease contracts with a duration of less than 12 months (mainly storage area leases); and

•	lease contracts for which the underlying asset has a low value, which has been defined by the Group to be below $5,000.

The Group has also applied the following practical expedients at the transition date:

•	exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	accounting for leases for which the lease term ends within 12 months of the date of initial application as short-term leases, i.e. accounting for leases expenses in Profit and loss account.

•

the carrying amount of the right-of-use asset and the lease liability at the date of initial application is the carrying amount of the lease asset and lease liability immediately before the date measured applying IAS 17.

The following discount rates have been applied:

•

building rental in France (discounting rate 2%), building rental in Roseville, Minnesota, USA and Raleigh, North Carolina, USA (discounting rate of 8%), building rental in New York, New York, USA (discounting rate of 4.4%), and equipment rental (discounting rate 1%);

The main changes introduced by IFRS 16 are the following:

Capitalization of the right-of-use assets for real-estate lease contracts:

Identified lease contracts mainly concern Cellectis’ Headquarters and R&D buildings in Paris, New York and Raleigh, North Carolina, USA and Calyxt’s Headquarters and its production and storage areas in Roseville, Minnesota, USA.

For purposes of IFRS 16, the lease term corresponds to the non-terminable period as extended, if applicable, by renewal options whose exercise by the Group are reasonably certain.

The discount rate used to calculate the lease debt has been determined, for each portfolio of assets, according to the incremental borrowing rate at the transition date.

The sale and lease-back agreement entered into by Calyxt in the third quarter of 2017 has a defined lease term and was classified as an operating lease agreement under IAS 17. According to IFRS 16, this lease receives the standard accounting treatment for operating leases existing at the date of initial application and the value of the right-of-use asset is adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

Accounting for the other-assets leases:

The main lease contracts identified correspond to office and laboratory equipment.

The cumulative effect of initially applying IFRS 16 has been recognized as an adjustment to the opening balance sheet at the date of initial application, January 1, 2019, as presented in the table below:

	1st January, 2019 as presented	IFRS 16 restatement	1st January, 2019 as restated
ASSETS
Non-current assets
Intangible assets	1,268		1,268
Property, plant, and equipment	10,041	(1,309)	8,732
Right-of-use assets	—	37,569	37,569
Other non-current financial assets	1,891		1,891

Total non-current assets	13,199	36,260	49,460
Current assets
Inventories	275		275
Trade receivables	2,971		2,971
Subsidies receivables	17,173		17,173
Other current assets	15,333	(2,139)	13,194
Current financial assets	388		388
Cash and cash equivalents	451,501		451,501

Total current assets	487,641	(2,139)	485,502

TOTAL ASSETS	500,840	34,121	534,961

LIABILITIES
Shareholders’ equity
Share capital	2,765		2,765
Premiums related to the share capital	828,525		828,525
Treasury share reserve	—		—
Currency translation adjustment	(16,668)		(16,668)
Retained earnings (deficit)	(326,628)		(326,628)
Net income (loss)	(78,693)		(78,693)

Total shareholders’ equity - Group Share	409,301		409,301
Non-controlling interests	40,970		40,970

Total shareholders’ equity	450,272		450,272
Non-current liabilities
Non-current lease debts	1,018	31,720	32,737
Non-current provisions	2,681	(639)	2,042

Total non-current liabilities	3,699	31,081	34,779

Current liabilities
Current lease debts	333	3,743	4,076
Trade payables	15,883		15,883
Deferred revenues and contract liabilities	20,754	(299)	20,454
Current provisions	1,530	(403)	1,127
Other current liabilities	8,369		8,369

Total current liabilities	46,869	3,041	49,910

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	500,840	34,121	534,961

The rental charges relating to these leases – i.e. $2.6 million for the first half of 2019 – are replaced with the recognition of an amortization expense of $2.2 million and a financial expense of $1.2 million.

The rental charges relating to short-term and low-value leases remain classified as leases expenses and are considered not significant.

In the statement of cash flows,

•

rent paid on leases that meet the criteria of IFRS 16 are classified within financing activities as principal portion and interest payment on the lease debt, which was $1.7 million for the first half of 2019; and

•	short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability remain classified within operating activities.

The table below explains the differences between Operating lease commitments disclosed under IAS 17 as of December 31, 2018, discounted using the incremental borrowing rate at the date of initial application, and Lease liabilities recognized in the statement of financial position at the date of initial application.

Operating lease commitments disclosed under IAS 17 as of December 31, 2018 (in thousands):

Sale and lease-back agreement	$31,668
Facility lease agreements	$28,230

Total	$59,898
-Discounting impact & assumption changes	$(18,966)
-Facility lease termination	$(4,220)
-Other	$101

Total lease debt	$36,813

Use of judgment, estimates and assumptions:

The application of IFRS 16 “Leases” requires the Group to make assumptions and estimates in order to determine the value of the right-of-use assets and the lease debt, which mainly relates to the incremental borrowing rate for real estate and other lease contracts. The Group also exercises its judgement as to whether or not to qualify renewal options as reasonably certain.

2.3 IFRS15 application

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 was effective for annual reporting periods beginning on or after January 1, 2018.

The different categories of contracts with customers of Cellectis, which were reviewed are:

•	Collaboration agreements; and

•	Licensing agreements.

Cellectis applied IFRS 15 with effect from January 1, 2018 using the full retrospective method. The application of IFRS 15 led to a deferral of collaboration revenue (specifically milestone payments) from fiscal year 2015 with a negative opening equity adjustment of $1.7 million as of January 1, 2018. See the table below for the impact on adoption.

	December 31, 2017 as presented	IFRS 15 restatement	December 31, 2017 as restated
Total non-current assets	9,661	—	9,661

Total current assets	323,221	—	323,221

TOTAL ASSETS	332,882	—	332,882

Shareholders’ equity			—
Share capital	2,367	—	2,367
Premiums related to the share capital	614,037	—	614,037
Treasury share reserve	(297)	—	(297)
Currency translation adjustment	1,978	(143)	1,835
Retained earnings (deficit)	(251,927)	(1,775)	(253,702)
Net income (loss)	(99,368)	—	(99,368)

Total shareholders’ equity - Group Share	266,791	(1,919)	264,873
Non-controlling interests	19,113	—	19,113

Total shareholders’ equity	285,904	(1,919)	283,986

Total non-current liabilities	3,443	—	3,443

Current liabilities			—
Current financial liabilities	21	—	21
Trade payables	9,460	—	9,460
Deferred revenues and deferred income	26,056	1,919	27,975
Current provisions	1,427	—	1,427
Other current liabilities	6,570	—	6,570

Total current liabilities	43,534	1,919	45,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332,882	—	332,882

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as presented	35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904
IFRS 15 restatement	—	—	—	—	(143)	(1,775)	—	(1,919)	—	(1,919)
As of January 1, 2018, as restated	35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986

2.4 Currency of the financial statements

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.5 Consolidated entities and non-controlling interests

Consolidated entities

For the six-month period ended June 30, 2019, the Group included Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc., which was incorporated on January 18, 2019, and Calyxt, Inc.

For the year ended December 31, 2018, the Group included Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of December 31, 2018, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 69.5% of Calyxt’s outstanding shares of common stock. As of June 30, 2019, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 69.1% of Calyxt’s outstanding shares of common stock.

Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders held a 30.5% interest in Calyxt, Inc. as of December 31, 2018 and a 30.9% interest in Calyxt, Inc. as of June 30, 2019. These non-controlling interests were generated as a result of Calyxt’s IPO, which closed on July 25, 2017, and subsequent follow-on offering, which closed on May 22, 2018, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the six-month periods ended June 30

Revenues by country of origin and other income

	For the six-month period ended June 30,
	2018	2019
	$ in thousands
From France	10,869	1,623
From USA (1)	207	566

Revenues	11,076	2,188

Research tax credit	5,283	4,172
Subsidies and other	57	—

Other income	5,340	4,172

Total revenues and other income	16,417	6,360

(1)	Revenues from USA only relate to Calyxt.

Revenues by nature

	For the six-month period ended June 30,
	2018	2019
	$ in thousands
Recognition of previously deferred upfront payments	7,291	—
Other revenues	2,552	724

Collaboration agreements	9,842	724

Licenses	1,219	872
Products & services	15	592

Total revenues	11,076	2,188

3.1.2 For the three-month periods ended June 30

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2018	2019
	$ in thousands
From France	4,855	745
From USA (1)	194	407

Revenues	5,049	1,152

Research tax credit	3,270	1,805
Subsidies and other	25	(25)

Other income	3,295	1,780

Total revenues and other income	8,343	2,932

(1)	Revenues from USA only relate to Calyxt.

Revenues by nature

	For the three-month period ended June 30,
	2018	2019
	$ in thousands
Recognition of previously deferred upfront payments	3,509	—
Other revenues	858	298

Collaboration agreements	4,366	298

Licenses	668	431
Products & services	14	423

Total revenues	5,049	1,152

3.2 Operating expenses

3.2.1 For the six-month periods ended June 30

	For the six-month period ended June 30,
	2018	2019
Cost of goods sold	—	(337)
Royalty expenses	(1,138)	(1,066)

Cost of revenue	(1,138)	(1,403)

	For the six-month period ended June 30,
	2018	2019
Research and development expenses
Wages and salaries	(7,759)	(9,566)
Social charges on stock option grants	—	(1,333)
Non-cash stock based compensation expense	(9,316)	(4,151)

Personnel expenses	(17,075)	(15,049)

Purchases and external expenses	(18,913)	(21,586)
Other	(452)	(3,353)

Total research and development expenses	(36,441)	(39,987)

	For the six-month period ended June 30,
	2018	2019
Selling, general and administrative expenses
Wages and salaries	(5,282)	(6,961)
Social charges on stock option grants	—	(490)
Non-cash stock based compensation expense	(11,708)	(7,660)

Personnel expenses	(16,990)	(15,111)

Purchases and external expenses	(7,127)	(6,554)
Other	(1,107)	(1,644)

Total selling, general and administrative expenses	(25,224)	(23,309)

	For the six-month period ended June 30,
	2018	2019
Personnel expenses
Wages and salaries	(13,042)	(16,526)
Social charges on stock option grants	—	(1,823)
Non-cash stock based compensation expense	(21,023)	(11,810)

Total personnel expenses	(34,065)	(30,160)

The rental charges relating to leases accounted for according to IFRS 16 (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019), which amounted to $2.6 million for the first half of 2019, are replaced with the recognition of an amortization expense of $2.2 million (that continues to be disclosed within operating expenses) and a financial expense of $1.2 million.

3.2.2 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2018	2019
Cost of goods sold	—	(302)
Royalty expenses	(559)	(513)

Cost of revenue	(559)	(815)

	For the three-month period ended June 30,
	2018	2019
Research and development expenses
Wages and salaries	(3,842)	(4,986)
Social charges on stock option grants	—	(1,326)
Non-cash stock based compensation expense	(4,581)	(2,992)

Personnel expenses	(8,422)	(9,304)

Purchases and external expenses	(9,991)	(13,967)
Other	371	(2,150)

Total research and development expenses	(18,042)	(25,421)

	For the three-month period ended June 30,
	2018	2019
Selling, general and administrative expenses
Wages and salaries	(2,393)	(3,823)
Social charges on stock option grants	(22)	(468)
Non-cash stock based compensation expense	(4,466)	(3,717)

Personnel expenses	(6,881)	(8,008)

Purchases and external expenses	(3,710)	(3,048)
Other	(657)	(762)

Total selling, general and administrative expenses	(11,248)	(11,818)

	For the three-month period ended June 30,
	2018	2019
Personnel expenses
Wages and salaries	(6,234)	(8,809)
Social charges on stock option grants	(22)	(1,794)
Non-cash stock based compensation expense	(9,046)	(6,710)

Total personnel expenses	(15,303)	(17,313)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the six-month period ended June 30, 2019, Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer (until July 24, 2019);

•	The Executive Vice President Technical Operation;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel; and

•	The Chief Regulatory & Compliance Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on creating healthier food ingredients through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the six-month periods ended June 30,

	For the six-month period ended June 30, 2018			For the six-month period ended June 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	207	10,869	11,076	566	1,623	2,188
External other income	—	5,340	5,340	125	4,047	4,172

External revenues and other income	207	16,209	16,417	691	5,669	6,360

Cost of revenue	(1)	(1,137)	(1,138)	(337)	(1,066)	(1,403)
Research and development expenses	(3,360)	(33,081)	(36,441)	(5,300)	(34,688)	(39,987)
Selling, general and administrative expenses	(9,382)	(15,842)	(25,224)	(12,542)	(10,767)	(23,309)
Other operating income and expenses	(21)	(150)	(171)	20	9	29

Total operating expenses	(12,764)	(50,211)	(62,975)	(18,158)	(46,511)	(64,670)

Operating income (loss) before tax	(12,557)	(34,002)	(46,558)	(17,468)	(40,842)	(58,310)

Financial gain (loss)	83	9,957	10,040	347	3,502	3,849

Net income (loss)	(12,474)	(24,044)	(36,518)	(17,121)	(37,340)	(54,461)

Non controlling interests	4,096	—	4,096	5,670	—	5,670

Net income (loss) attributable to shareholders of Cellectis	(8,377)	(24,044)	(32,422)	(11,451)	(37,340)	(48,791)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	535	8,554	9,089	592	3,294	3,886
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,480	8,177	10,657	3,215	3,008	6,223

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,015	16,730	19,746	3,808	6,302	10,109

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,362)	(7,314)	(12,676)	(7,643)	(31,039)	(38,682)

Depreciation and amortization	(371)	(900)	(1,271)	(758)	(2,457)	(3,215)
Additions to tangible and intangible assets	620	631	1,251	1,172	3,425	4,597

Details of key performance indicators by reportable segment for the three-month periods ended June 30,

	For the three-month period ended June 30, 2018			For the three-month period ended June 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	194	4,855	5,049	407	745	1,152
External other income	—	3,295	3,295	62	1,717	1,780

External revenues and other income	194	8,150	8,343	469	2,462	2,932

Cost of revenue	3	(562)	(559)	(302)	(513)	(815)
Research and development expenses	(1,802)	(16,241)	(18,042)	(3,269)	(22,151)	(25,421)
Selling, general and administrative expenses	(3,757)	(7,491)	(11,248)	(6,480)	(5,338)	(11,818)
Other operating income and expenses	21	(211)	(189)	16	(20)	(3)

Total operating expenses	(5,534)	(24,504)	(30,039)	(10,035)	(28,023)	(38,058)

Operating income (loss) before tax	(5,341)	(16,354)	(21,696)	(9,566)	(25,560)	(35,126)

Financial gain (loss)	(64)	12,022	11,958	133	(1,645)	(1,512)

Net income (loss)	(5,405)	(4,332)	(9,738)	(9,432)	(27,205)	(36,637)

Non controlling interests	2,482	—	2,482	3,190	—	3,190

Net income (loss) attributable to shareholders of Cellectis	(2,923)	(4,332)	(7,256)	(6,242)	(27,205)	(33,447)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	183	4,274	4,457	10	2,934	2,945
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	318	3,733	4,051	1,657	1,309	2,966

Adjustment of share-based compensation attributable to shareholders of Cellectis	501	8,007	8,508	1,667	4,243	5,910

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,422)	3,675	1,252	(4,575)	(22,962)	(27,537)

Depreciation and amortization	(213)	(428)	(642)	(386)	(1,300)	(1,687)
Additions to tangible and intangible assets	492	83	575	822	2,116	2,938

Reconciliation of Plants Segment results of operations

The tables below present a reconciliation between the Plants Segment figures, which are prepared in accordance with IFRS for the Group, with Calyxt, Inc. stand alone financial statements, which are prepared in accordance with US GAAP for the domestic registration.

Reconciliation of Plants Segment results of operations for the six-month period ended June 30, 2019

$ in thousands	For the six-month period ended June 30, 2019
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	691	—	—	162	(287)	—	566

Research and development expenses	(5,300)	857	(779)	(6)	272	(1)	(4,957)
Selling, general and administrative expenses	(12,542)	4,652	(3,081)	(385)	(164)	45	(11,475)
Cost of revenue and other operating income and expenses	(317)	—	—	(1,011)	180	—	(1,149)

Total operating expenses	(18,158)	5,509	(3,861)	(1,402)	287	44	(17,581)

Operating income (loss) before tax	(17,468)	5,509	(3,861)	(1,240)	—	44	(17,015)

Financial gain (loss)	347	—	—	—	—	(110)	237

Net income (loss)	(17,121)	5,509	(3,861)	(1,240)	—	(65)	(16,778)

Reconciliation of Plants Segment result of operations for the six-month period ended June 30, 2018

$ in thousands	For the six-month period ended June 30, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	207	—	—	—	—	—	207

Research and development expenses	(3,360)	762	(985)	—	(827)	—	(4,410)
Selling, general and administrative expenses	(9,382)	3,531	(1,443)	(1,260)	1,447	505	(6,603)
Cost of revenue and other operating income and expenses	(22)	—	—	—	(960)	—	(982)

Total operating expenses	(12,764)	4,293	(2,428)	(1,260)	(340)	505	(11,995)

Operating income (loss) before tax	(12,557)	4,293	(2,428)	(1,260)	(340)	505	(11,788)

Financial gain (loss)	83	—	—	(29)	340	(552)	(158)

Net income (loss)	(12,474)	4,293	(2,428)	(1,290)	—	(48)	(11,946)

Reconciliation of Plants Segment result of operations for the three-month period ended June 30, 2019

$ in thousands	For the three-month period ended June 30, 2019
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	469	—	—	162	(223)	—	408

Research and development expenses	(3,269)	762	(536)	(6)	312	(1)	(2,738)
Selling, general and administrative expenses	(6,480)	2,408	(1,764)	(233)	(360)	20	(6,408)

Cost of revenue and other operating income and expenses	(286)	—	—	(728)	260	—	(754)

Total operating expenses	(10,035)	3,170	(2,300)	(967)	213	20	(9,900)

Operating income (loss) before tax	(9,566)	3,170	(2,300)	(806)	(10)	20	(9,492)

Financial gain (loss)	133	—	—	—	—	(45)	89

Net income (loss)	(9,432)	3,170	(2,300)	(806)	(10)	(25)	(9,403)

Reconciliation of Plants Segment result of operations for the three-month period ended June 30, 2018

$ in thousands	For the three-month period ended June 30, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	194	—	—	(48)	51	(1)	196

Research and development expenses	(1,802)	307	(1,368)	—	(378)	—	(3,241)
Selling, general and administrative expenses	(3,757)	733	(1,020)	(646)	335	307	(4,048)
Cost of revenue and other operating income and expenses	24	—	—	—	(423)	—	(399)

Total operating expenses	(5,534)	1,039	(2,388)	(646)	(466)	307	(7,688)

Operating income (loss) before tax	(5,341)	1,039	(2,388)	(694)	(414)	306	(7,492)

Financial gain (loss)	(64)	—	—	(49)	415	(386)	(84)

Net income (loss)	(5,405)	1,039	(2,388)	(742)	—	(80)	(7,576)

(1)

In IFRS, non-cash stock-based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated Group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 and 2018 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, Inc., as defined by the plan. Accordingly, Plants Segment compensation expense was not recognized for Calyxt stock options and other Calyxt equity compensation plan awards in periods prior to the completion of Calyxt’s IPO on July 25, 2017.

Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock-based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)

Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial statements.

(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.

(4)

Other principally includes the restatement of Calyxt’s sale and lease-back transaction with respect to its Roseville, Minnesota property, which is recorded as a finance lease in U.S. GAAP and as an operating lease under IFRS for the six-month period ended June 30, 2018, and as lease under the new standard IFRS 16 for the six-month period ended June 30, 2019.

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of six-month periods ended June 30, 2018 and 2019.

Note 5. Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	an asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	a liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees,

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term corresponds to the non-terminable period as extended, if applicable, by renewal options whose exercise by the Group are reasonably certain.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the contract date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses.

Details of finance lease

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the balance sheet.

The Group records right-of-use assets on its balance sheet corresponding to its lease contracts.

For the leaseback on Calyxt Headquarters, according to IFRS 16, the value of the right-of-use asset has been adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2019 as restated	36,062	1,508	37,569

Additions	12,323	271	12,593
Depreciation expense	(1,978)	(220)	(2,198)
Translation adjustments	(86)	(2)	(89)

Net book value as of June 30, 2019	46,320	1,556	47,876

Gross value at end of period	48,303	1,910	50,213
Accumulated depreciation at end of period	(1,983)	(354)	(2,337)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	74	738	353	318	1,483
Disposal of tangible assets	—	(20)	(5)	—	(25)
Reclassification	405	113	414	(932)	—
Depreciation expense	(431)	(529)	(186)	—	(1,147)
Translation adjustments	(43)	(39)	(14)	(4)	(101)

Net book value as of June 30, 2018	3,164	2,768	1,315	191	7,437

Gross value at end of period	7,273	12,507	2,167	988	22,936
Accumulated depreciation and impairment at end of period	(4,110)	(9,739)	(853)	(798)	(15,499)

Net book value as of January 1, 2019 as restated	3,229	2,084	2,172	1,247	8,732

Additions to tangible assets	334	195	269	4,079	4,877
Disposal of tangible assets	—	(10)	—	(346)	(356)
Reclassification	7	1	22	(30)	—
Depreciation expense	(61)	(552)	(314)	—	(927)
Translation adjustments	(13)	(5)	(4)	15	(7)

Net book value as of June 30, 2019	3,496	1,713	2,145	4,965	12,320

Gross value at end of period	7,912	11,927	3,499	5,762	29,100
Accumulated depreciation and impairment at end of period	(4,416)	(10,214)	(1,353)	(798)	(16,781)

As of June 30, 2019, no assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment.

For the six-month period ended June 30, 2019, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.3 million and other equipment for $0.4 million.

Assets under construction as of June 30, 2019 primarily relates to Cellectis’ new raw materials manufacturing facility in Paris ($1.1 million), a new commercial manufacturing facility in Raleigh, North Carolina ($1.8 million) and the balance relates to capital expenditure in the Plants Segment.

Note 7. Trade receivables and other current assets

7.1 Trade receivables

	As of December 31,	As of June 30,
	2018	2019
	$ in thousands
Trade receivables	3,353	3,372
Valuation allowance	(382)	(382)

Total net value of trade receivables	2,971	2,990

All trade receivables have payment terms of less than one year.

7.2 Subsidies receivables

	As of December 31,	As of June 30,
	2018	2019
	$ in thousands
Research tax credit	16,842	21,006
Other subsidies	1,598	1,588
Valuation allowance for other subsidies	(1,266)	(1,259)

Total subsidies receivables	17,173	21,335

Research tax credit receivables as of June 30, 2019 include the accrual for a French research tax credit related to 2017 for $8.0 million, related to 2018 for $7.8 million and related to the six-month period ended June 30, 2019 for $4.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of June 30, 2019.

7.3 Other current assets

	As of December 31,	As of June 30,
	2018	2019
	$ in thousands
VAT receivables	1,679	3,275
Prepaid expenses and other prepayments	10,985	12,718
Tax and social receivables	244	123
Deferred expenses and other current assets	2,425	380

Total other current assets	15,333	16,495

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2018, and the six-month period ended June 30, 2019, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2018, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt and (ii) other current assets for $0.3 million. As of January 1, 2019, the $2.1 million deferred expense mentioned above has been reclassified in “Right-of-use assets” following the IFRS16 application.

As of December 31, 2018, tax and social receivables include $0.2 million of social charges on personnel expenses. As of June 30, 2019, tax and social receivables relate mainly to tax reimbursement.

Note 8. Current financial assets and Cash and cash equivalents

As of December 31, 2018	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	388	—	388
Cash and cash equivalents	451,501	—	451,501

Current financial assets and cash and cash equivalents	451,889	—	451,889

As of June 30, 2019	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	389	—	389
Cash and cash equivalents	396,967	—	396,967

Current financial assets and cash and cash equivalents	397,356	—	397,356

8.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of June 30, 2019, restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

There were no other current financial assets as of June 30, 2019.

As of December 31, 2018, restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

There were no other current financial assets as of December 31, 2018.

8.2 Cash and cash equivalents

	As of December 31,	As of June 30,
	2018	2019
	$ in thousands
Cash and bank accounts	398,178	326,497
Money market funds	13,248	13,570
Fixed bank deposits	40,075	56,900

Total cash and cash equivalents	451,501	396,967

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 9. Financial liabilities

9.1 Detail of financial liabilities

	As of December 31,	As of June 30,
	2018	2019
	$ in thousands
Lease debts	1,018	45,710

Total non-current financial liabilities	1,018	45,710

Lease debts	333	2,104

Total current financial liabilities	333	2,104

Trade payables	15,883	19,760
Other current liabilities	8,369	6,643

Total Financial liabilities	25,603	74,218

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right-of-use and lease liability on the balance sheet, which explains the increase in lease debts.

9.2 Due dates of the financial liabilities

Balance as of June 30, 2019	Book Value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	47,815	2,104	15,050	30,660

Financial liabilities	47,815	2,104	15,050	30,660

Trade payables	19,760	19,760	—	—
Other current liabilities	6,643	6,643	—	—

Total financial liabilities	74,218	28,508	15,050	30,660

Note 10. Other current liabilities

	As of December 31,	As of June 30,
	2018	2019
	$ in thousands
VAT Payables	291	155
Accruals for personnel related expenses	7,041	5,380
Other	1,037	1,107

Total	8,369	6,643

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The decrease in accruals for personnel related expenses between December 31, 2018 and June 30, 2019, is mainly driven by lower accrual for annual bonuses due to their payments during the period.

Note 11. Deferred revenues and contract liabilities

	As of December 31, 2018	As of June 30, 2019
	$ in thousands
Deferred revenues and contract liabilities	20,454	20,385
Other	299	—

Total Deferred revenue and contract liabilities	20,754	20,385

The deferred revenues and contract liabilities correspond to upfront payments for the License Development and Commercialization Agreement with Les Laboratoires Servier and Institut de Recherche Servier (together “Servier”).

Note 12. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2018	2,367	614,037	35,960,062	0.05
Capital Increase	379	178,171	6,146,000	—
Exercise of share warrants, employee warrants and stock options	18	7,424	300,306	—
Non-cash stock based compensation expense	—	16,730	—	—

Balance as of June 30, 2018	2,764	816,363	42,406,368	0.05

Balance as of January 1, 2019	2,765	828,525	42,430,069	0.05
Capital Increase	1	—	15,600	—
Non-cash stock based compensation expense	—	6,302	—	—
Other movements	—	3	—	—

Balance as of June 30, 2019	2,766	834,830	42,445,669	0.05

Capital evolution during the six-month period ended June 30, 2019.

•	During the six-month period ended June 30, 2019, 15,600 free shares were converted to 15,600 ordinary shares.

Note 13. Non-cash share-based compensation

13.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019
Weighted-Average fair values of stock options granted	8.89€	10.35€
Assumptions:
Risk-free interest rate	0.13%	0% - 0.21%
Share entitlement per options	1	1
Exercise price	24.80€	15.69€ - 18.37€
Grant date share fair value	17.78€	16€ - 17.80€
Expected volatility	63.3%	63.4% - 66.64%
Expected term (in years)	6.25	6.15 - 6.25
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2017	3,822,772	28.02	€9,332,604	25.17		€8.3y
Granted			100,000	24.80	€
Exercised			(319,568)	19.72	€
Forfeited or Expired			(174,930)	23.68	€
Balance as of December 31, 2018	5,644,044	27.47	€8,938,106	25.39		€7.3y
Granted			1,605,800	18.25	€
Exercised			0	0.00	€
Forfeited or Expired			(750,823)	24.74	€
Balance as of June 30, 2019	6,259,803	26.90	€9,793,083	24.27		€7.3y

Share-based compensation expense related to stock option awards was respectively for the six-month periods ended June 30, 2019 and 2018, $5.7 million and $15.3 million.

Warrants

No Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) has been granted during the periods presented.

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2017	469,436	28.80	€1,100,969	27.23		€8.2y
Granted			0	0.00	€
Exercised			(1,867)	6.16	€
Forfeited or Expired			(180,175)	29.95	€
Balance as of December 31, 2018	687,252	27.74	€918,927	26.74		€7.2y
Granted			0	0.00	€
Exercised			0	0.00	€
Forfeited or Expired			0	0.00	€
Balance as of June 30, 2019	736,260	27.71	€918,927	26.74		€6.7y

Share-based compensation expense related to warrants awards was respectively for the six-month periods ended June 30, 2019 and 2018, $0.5 million and $1.3 million.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and two-year holding period for French residents and four years vesting period for foreign residents.

The free shares granted in 2018 and after are subject to a one-year vesting period for French residents and one-year holding period and two-years for foreign residents.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2017	15,600	28.17	€
Granted	43,000	17.78	€
Vested	0	0.00	€
Cancelled	0	0.00	€
Unvested balance at December 31, 2018	58,600	20.55	€
Granted	16,500	16.00	€
Vested	(15,600)	28.17	€
Cancelled	0	0.00	€
Unvested balance at June 30, 2019	59,500	17.29	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Share-based compensation expense related to free shares awards was respectively for the six-month periods ended June 30, 2019 and 2018, $0.1 million and $0.1 million.

13.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019
Weighted-Average fair values of stock options granted	$9.09	$10.70
Assumptions:
Risk-free interest rate	2.45% - 2.89%	1.90% - 2.50%
Share entitlement per options	1	1
Exercise price	$14.24 - $23.39	$13.01 - $15.39
Grant date share fair value	$14.24 - $23.39	$13.01 - $15.39
Expected volatility	40.86% - 57.22%	77.9% - 78.9%
Expected term (in years)	5.6 - 10.0	6.8 - 10.0
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

The expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2017	1,244,968	$5.20	3,883,432	$9.16	8.8y
Granted	—	—	554,243	$16.69
Exercised	—	—	(592,342)	$4.43
Forfeited or Expired	—	—	(643,446)	$12.52
Balance as of December 31, 2018	1,278,038	$7.45	3,201,887	$10.67	8.2y
Granted	—	—	1,490,000	$14.75
Exercised	—	—	(85,452)	$3.61
Forfeited or Expired	—	—	(12,085)	$17.72
Other activity	—	—	12,495	$13.29
Balance as of June 30, 2019	1,585,276	$8.34	4,606,845	$12.11	8.4y

Stock-based compensation expense related to stock option awards was respectively for the six-months periods ended 2019 and 2018, $2.7 million and $1.5 million.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2017	1,373,933	$13.29
Granted	315,825	$16.68
Vested	(261,507)	$14.07
Cancelled	(376,837)	$13.30
Unvested balance at December 31, 2018	1,051,414	$14.11
Granted	100,000	$12.48
Vested	(163,818)	$8.38
Cancelled	(2,000)	$8.00
Unvested balance at June 30, 2019	985,596	$9.93

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was respectively for the six-month periods ended June 30, 2019 and 2018, $2.8 million and $2.8 million.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted amount of 311,667 performance stock units, the performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units was determined using a Monte Carlo simulation and will be recognized over the next five years.

Note 14. Earnings per share

14.1 For the six-month periods ended June 30

	For the six-month period ended June 30,
	2018	2019
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(32,422)	(48,791)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	39,125,546	42,435,269
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.83)	(1.15)
Diluted net income (loss) per share ($ /share)	(0.83)	(1.15)

14.2 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2018	2019
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(7,256)	(33,447)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,216,910	42,440,469
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.17)	(0.79)
Diluted net income (loss) per share ($ /share)	(0.17)	(0.79)

Note 15. Provisions

	January 1, 2019 as restated	Reclassification	Additions	Amounts used during the period	Reversals	OCI	6/30/2019
	$ in thousands
Pension	2,278	—	172	—	—	234	2,684
Loss on contract	—	1,043	690	—	—	—	1,732
Employee litigation and severance	41	—	352	(41)	—	2	355
Commercial litigation	850	—	531	(535)	—	(5)	841

Total	3,169	1,043	1,745	(575)	—	231	5,612

Non-current provisions	2,278	—	172	—	—	234	2,684
Current provisions	891	1,043	1,573	(575)	—	(3)	2,928

During the six-month period ended June 30, 2019, additions mainly relate to (i) $0.7 million relating to the discontinuation of the lease for Calyxt’s Montavle, New Jersey facilities, (ii) operating charges relating to discussions with suppliers for $0.6 million, (iii) employee litigation for $0.4 million and (iv) pension service cost of the period for $0.2 million.

The amounts used during the period and the associated accrual reversals relating to commercial litigation follow the positive conclusion of discussions with a supplier.

As of January, 1, 2019, Montvale facility lease agreement provision for loss on contract was scoped under IFRS 16 and classified as lease debts. During the period, the agreement has been discontinued which changed its treatment placing it outside the scope of IFRS 16 and resulting in the reclassification presented above.

Note 16. Commitments

As of June 30, 2019	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	318	299	17	1	—
License agreements	17,473	1,237	2,474	2,474	11,288
Manufacturing agreements	8,917	8,917	—	—	—
Clinical & R&D agreements	6,258	4,494	1,763	—	—
Other agreements	18,991	14,845	4,146	—	—

Total contractual obligations	51,957	29,793	8,400	2,475	11,288

Obligations under the terms of lease agreement

We have entered into various operating leases for equipment that are not covered by the application of IFRS 16 and result instead in off-balance sheet commitments.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided in the next years regarding our clinical trials and translational research project.

Obligations under the terms of other agreements

Calyxt has forward purchase commitments with growers to purchase seed and grain at future dates with settlement values based on commodity futures market prices. This amount is not recorded in the financial statements because the company has not taken delivery of the seed and grain.

Note 17. Subsequent events

None

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells will allow us to develop cost-effective, off-the-shelf products that are capable of being cryopreserved, stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to address consumer preferences that are evolving to demand healthier, more nutritionally rich foods. We do not have any products approved for sale and have not generated any revenues from immunotherapy. Calyxt completed the first sales of its High Oleic Soybean Oil and High Oleic Soybean Meal in the first quarter of 2019.

As described in our Annual Report, we are party to collaboration agreements with each of Les Laboratories Servier and Institut de Recherche Servier, or Servier, and Allogene Therapeutics, Inc., or Allogene. We believe that our strategic transactions with Allogene and Servier position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs. For the six-month period ended June 30, 2019, we received $1.7 million pursuant to these collaborations.

We are also party to research and development agreements with each of Cornell University, MD Anderson Cancer Center and King’s College Hospital NHS Foundation pursuant to which we collaborate with these centers to accelerate the pre-clinical and clinical development of our lead product candidates. Under these agreements, we fund the research activities performed at these centers.

We are also party to the following key clinical trial agreements with respect to:

•

The Phase 1 dose-escalation clinical trial under the protocol UCART123_01 for UCART123 targeting the AML, which will be conducted at Weill Cornell Medical Center (New York, USA), MD Anderson Cancer Center (Texas, USA), H. Lee Moffitt Cancer Center (Florida, USA) and Dana Farber (Massachussetts, USA).

•

The Phase 1 dose-escalation clinical trial under the protocol UCART22-01 for UCART22 targeting B-ALL, which will be conducted at MD Anderson Cancer Center (Texas, USA) and The University of Chicago Comprehensive Cancer Center (Illinois, USA).

•

The Phase 1 dose-escalation under the protocol UCARTCS1_01 for UCARTCS1 targeting multiple myeloma, which will be conducted at MD Anderson Cancer Center (Texas, USA), and Hackensack University Medical Center (New Jersey, USA).

Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007.

Key events of the six-month period ended June 30, 2019

Since the beginning of 2019, Cellectis has made the following key achievements:

•

On February 25, 2019, Cellectis published a study in The Journal of Biological Chemistry, identifying Granulocyte Macrophage Colony Stimulating Factor (GMCSF) secreted by Chimeric Antigen Receptor (CAR) T-cells as a key factor promoting cytokine release syndrome (CRS). The report leverages these findings to elaborate an innovative engineering strategy that potentially paves the way for developing safer UCART products.

•

On March 7, 2019, Cellectis announced that it entered into a lease agreement to build an 82,000 square foot commercial-scale manufacturing facility named IMPACT (Innovative Manufacturing Plant for Allogeneic Cellular Therapies) in Raleigh, North Carolina, for clinical and commercial production of Cellectis’ leading allogeneic UCART products. In addition, Cellectis started building a 14,000 square foot manufacturing facility in Paris, France named SMART (Starting Material Realization for CAR-T products) to produce Cellectis’ critical starting material supply for UCART clinical studies and commercial products.

•

On April 2, 2019, Cellectis announced that the U.S. Food and Drug Administration (FDA) had approved the Company’s Investigational New Drug (IND) application to initiate a Phase 1 clinical trial for UCARTCS1, in patients with multiple myeloma. The IND application for UCARTCS1 was filed on December 28, 2018 and approved by the FDA on January 25, 2019. Cellectis is the sponsor of the UCARTCS1 clinical study and successfully ensured the manufacturing and release of UCARTCS1 GMP batches. Cellectis also obtained IRB approval.

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During the April 29 to May 2, 2019 American Society of Gene and Cell Therapy Annual Meeting, Cellectis employees held an oral presentation which demonstrated the potential of UCARTCS1 as a treatment approach for patients with multiple myeloma and a poster presentation which showcased Cellectis’ allogeneic CAR T-cell manufacturing expertise, focusing on a novel, straightforward and efficient strategy to generate Universal CAR T-Cells.

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On June 25, 2019, Cellectis held its Combined Shareholders Meeting at its Paris Headquarters. At the meeting, during which more than 68% of voting rights were exercised, Resolutions 1 through 18, 23 and 24 were adopted. Resolutions 19 through 22 and Resolution 25 were rejected.

Since the beginning of 2019, Calyxt, Cellectis’ majority-owned plant science subsidiary, has made the following key achievements:

•	Effective January 7, 2019, Calyxt hired William F. (Bill) Koschak, as its Chief Financial Officer. Mr. Koschak brings over 25 years of corporate, finance and accounting leadership to Calyxt.

•	Effective January 17, 2019, Kimberly Nelson was appointed to Calyxt’s Board of Directors.

•	Effective February 11, 2019, Calyxt hired Debra Frimerman as its General Counsel. Debra brings deep industry knowledge and legal expertise to the Calyxt executive team.

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On February 19, 2019, Calyxt and Agtegra Cooperative (Agtegra)—an innovative farmer owned grain and agronomy cooperative serving over 6,300 farmer members across North and South Dakota—announced that Agtegra will offer distribution, storage and transportation services for Calyxt High Oleic Soybean to its customers.

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On February 26, 2019, Calyxt, Inc. announced the successful commercial launch of its highly anticipated Calyno™ High Oleic Soybean Oil, which is the Company’s first product to be sold on the U.S. market. This first commercial sale of Calyno oil was in the foodservice industry for frying and salad dressing, as well as sauce applications.

•	For the 2019 growing season, Calyxt, Inc. contracted over 55,000 acres of its High Oleic Soybean with more than 150 growers, more than tripling Calyxt’s 2018 acreage.

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On May 6, 2019, Calyxt announced that its co-founder and Chief Science Officer, Dan Voytas, Ph.D., has been elected to the National Academy of Sciences for his many contributions to the field of plant genomics, one of which is being an inventor of the TALEN® gene-editing technology.

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On May 15, 2019, Calyxt announced the appointment of Dr. Travis Frey as Chief Technology Officer, effective May 20, 2019. Dr. Frey brings his extensive knowledge in plant biology and biotechnology to a newly created position at the Company. As Chief Technology Officer, Dr. Frey will be responsible for the research and development team to propel product development and Calyxt’s pipeline of healthier food ingredients.

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On June 24, 2019, Calyxt announced that it had entered into a commercial crushing agreement with Landus Cooperative, significantly expanding Calyxt’s network of processing partners. With this agreement, Landus Cooperative, with decades of soybean crushing experience, will manufacture, purchase and distribute soybean meal.

Key events post June 30, 2019

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On July 8, 2019, Cellectis announced the publication of a study in BMC Biotechnology, a Springer Nature journal, describing and evaluating the development of the SWIFF-CAR, a CAR construct with an embedded on/off-switch, which enables tight control of the CAR surface presentation and subsequent cytolytic functions using a small molecule drug. The reversible control of these engineered T-cells represents a promising approach to further mitigate the potential toxicities that are associated with CAR T-cell administration in clinical settings and to improve the process of CAR T-cell production for specific target antigens.

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On July 22, 2019, William Monteith, Executive Vice President Global Operations, and Jon Voss, Executive Vice President Global Quality Assurance, joined the Cellectis Executive Committee, which is Cellectis’ CODM. On July 22, 2019. On July 24, 2019, Elsy Boglioli, Chief Operating Officer, left Cellectis to pursue other opportunities.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

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progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates, among which UCARTCS1 and UCART22;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	build manufacturing facilities and secure arrangements for clinical and commercial manufacturing;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our consolidated financial statements for 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the six-month periods ended June 30, 2018 and 2019

Revenues.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2018	2019	2019 vs 2018
Collaboration agreements	9,842	724	-92.6%	-92.1%
Other revenues	1,234	1,464	18.7%	27.2%
Revenues	11,076	2,188	-80.2%	-78.8%

*	the percentage of change at constant rate has been calculated based on the average rate of the six-month period ended June 30, 2019

The decrease in revenues of $8.9 million, or 80.2%, between the six-month periods ended June 30, 2018 and 2019 primarily reflects (i) a decrease of $9.1 million in revenues under our collaboration agreements of which $7.3 million relates to a decrease in recognition of upfront fees already paid to Cellectis, and (ii) a $0.3 million decrease of licensing revenues, partially offset by a $0.6 million increase in Calyxt revenue primarily attributable to the commercialization of Calyxt’s first products, High Oleic Soybean Oil and High Oleic Soybean Meal.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Research tax credit	5,283	4,172	-21.0%	-15.4%
Other income	57	—	-100.0%	-100.0%
Other income	5,340	4,172	-21.9%	-16.3%

The decrease in other income of $1.2 million, or 21.9%, between the six-month periods ended June 30, 2018 and 2019 reflects a decrease of $1.1 million in research tax credits, due to timing in invoicing of research and development purchases and external expenses during the six-month period ended June 30, 2019 that are eligible for the tax credit.

Cost of revenue

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Cost of goods sold	—	(337)	n.a	n.a
Royalty expenses	(1,138)	(1,066)	-6.4%	0.3%
Cost of revenue	(1,138)	(1,403)	23.2%	32.1%

The increase in cost of goods sold of $0.3 million between the six-month periods ended June 30, 2018 and 2019 relating to the commercial launch of Calyxt’s products. Calyxt’s cost of goods sold in the period reflect supply chain costs associated with the processing and transportation of grain that was purchased prior to commercialization as well as certain costs incurred to process and handle grain following commercialization. Calyxt recorded a reserve of $0.1 million for seed returns.

Research and development expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Personnel expenses	(17,075)	(15,049)	-11.9%	-5.5%
Purchases, external expenses and other	(19,366)	(24,938)	28.8%	38.0%
Research and development expenses	(36,441)	(39,987)	9.7%	17.6%

During the six-month period ended June 30, 2019, research and development expenses increased by $3.5 million, or 9.7%, compared to the six-month period ended June 30, 2018. Purchases and external expenses and other increased by $5.6 million from $19.4 million in 2018 to $24.9 million in 2019 of which $4.5 million relates to Cellectis due to increased spending on research and development and a provision of loss contract of $0.7 million, and $1.1 million relates to Calyxt. Personnel expenses decreased by $2.0 million from $17.1 million in 2018 to $15.0 million in 2019 primarily due to a $5.2 million decrease in non-cash stock based compensation expense partly offset by (i) a $1.8 million increase in wages and salaries explained by an increase in R&D headcount in both therapeutic and plants activities and (ii) a $1.3 million increase in social charges on stock option grants.

Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Personnel expenses	(16,990)	(15,111)	-11.1%	-4.7%
Purchases, external expenses and other	(8,235)	(8,198)	-0.4%	6.7%
Selling, general and administrative expenses	(25,224)	(23,309)	-7.6%	-1.0%

During the six-month period ended June 30, 2019, selling, general and administrative expenses decreased of $1.9 million, or 7.6%, compared to the six-month period ended June 30, 2018. The decrease primarily reflects a decrease of $1.9 million in personnel expenses from $17.0 million in 2018 to $15.1 million in 2019, attributable to a decrease of $4.0 million in non-cash stock based compensation, partially offset by (i) an increase of $1.7 million in wage and salaries and (ii) an increase of $0.5 million in social charges on stock option grants.

Other operating income and expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Other operating income (expenses)	(171)	29	-117.1%	-118.3%

For the six-month period ended June 30, 2019, no material item included in other operating income and expenses.

For the six-month period ended June 30, 2018, other operating income (expenses) primarily include social charges on compensation paid to a former employee.

Financial gain (loss).

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Financial income	12,996	5,643	-56.6%	-53.5%
Financial expenses	(2,955)	(1,795)	-39.3%	-34.9%
Financial gain (loss)	10,040	3,849	-61.7%	-58.9%

The decrease in financial income of $7.4 million, or 56.6%, between the six-month periods ended 2018 and 2019 was mainly attributable to $8.9 million in foreign exchange gain (from a $10.1 million gain in 2018 to a $1.2 million gain in 2019), partially offset by the increase of interest received from financial investment for $1.3 million and the increase in fair value adjustment for $0.2 million.

The decrease in financial expenses of $1.2 million, or 39.3%, between the six-month periods ended 2018 and 2019 was mainly attributable to $1.0 million decrease in foreign exchange loss (from a $1.4 million loss in 2018 to a $0.4 million loss in 2019), the decrease in fair value adjustment for $1.3 million and other immaterial variances for $0.1 million, partially offset by $1.2 million increase in financial expenses related to IFRS16 application.

Net income (loss)

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Net income (loss)	(36,518)	(54,461)	49.1%	59.8%

The increase in net loss of $17.9 million between the six-month period ended June 30, 2018 and 2019 was mainly due to (i) a $10.1 million decrease in revenues and other income, (ii) a $6.2 million decrease in financial gain, (iii) a $5.5 million increase in purchases and external expenses and others, (iv) a $3.5 million increase in wages and salaries, (v) a $1.8 million increase in social charges on free shares and stock option grants, (vi) a $0.3 million increase in cost of goods sold, partially offset by a $9.2 million decrease in non-cash stock based compensation expense, and other immaterial variances for $0.3 million.

Non-controlling interests

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Gain (loss) attributable to non-controlling interests	(4,096)	(5,670)	38.4%	48.3%

During the six-month period ended June 30, 2019, we recorded $5.7 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $1.6 million is a result of increase in Calyxt’s net loss.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management services agreement. Under the management services agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the six-month periods ended June 30, 2018 and 2019:

	For the six-month period ended June 30, 2018			For the six-month period ended June 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	207	10,869	11,076	566	1,623	2,188
External other income	—	5,340	5,340	125	4,047	4,172

External revenues and other income	207	16,209	16,417	691	5,669	6,360

Cost of revenue	(1)	(1,137)	(1,138)	(337)	(1,066)	(1,403)
Research and development expenses	(3,360)	(33,081)	(36,441)	(5,300)	(34,688)	(39,987)
Selling, general and administrative expenses	(9,382)	(15,842)	(25,224)	(12,542)	(10,767)	(23,309)
Other operating income and expenses	(21)	(150)	(171)	20	9	29

Total operating expenses	(12,764)	(50,211)	(62,975)	(18,158)	(46,511)	(64,670)

Operating income (loss) before tax	(12,557)	(34,002)	(46,558)	(17,468)	(40,842)	(58,310)

Financial gain (loss)	83	9,957	10,040	347	3,502	3,849

Net income (loss)	(12,474)	(24,044)	(36,518)	(17,121)	(37,340)	(54,461)

Non controlling interests	4,096	—	4,096	5,670	—	5,670

Net income (loss) attributable to shareholders of Cellectis	(8,377)	(24,044)	(32,422)	(11,451)	(37,340)	(48,791)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	535	8,554	9,089	592	3,294	3,886
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,480	8,177	10,657	3,215	3,008	6,223

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,015	16,730	19,746	3,808	6,302	10,109

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,362)	(7,314)	(12,676)	(7,643)	(31,039)	(38,682)

Depreciation and amortization	(371)	(900)	(1,271)	(758)	(2,457)	(3,215)
Additions to tangible and intangible assets	620	631	1,251	1,172	3,425	4,597

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $10.5 million, from $16.2 million for the six-month period ended June 30, 2018, to $5.7 million the six-month period ended June 30, 2019. The decrease was primarily due to a decrease of $9.1 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group.

The decrease in total operating expenses of $3.7 million from the six-month period ended June 30, 2018 to the six-month period ended June 30, 2019 resulted primarily from (i) lower personnel expenses, attributable, to a decrease of $10.4 million in non-cash stock-based compensation expenses partially offset by an increase of $0.6 million in personnel wages and salaries and an increase of $1.8 million in social charges on stock option grants and (ii) an increase of $4.5 million in purchases and external purchases and other expenses partially offset by a decrease of $0.2 million on other operating income and expenses and royalty expenses.

Operating loss before tax for our Therapeutics segment increased by $6.8 million from the six-month period ended June 30, 2018 to the six-month period ended June 30, 2019.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $23.7 million from the six-month period ended June 30, 2018 to the six-month period ended June 30, 2019.

Plants segment

External revenues and other income in our Plants segment increased by $0.5 million from $0.2 million for the six-month period ended June 30, 2018 to $0.7 million for the six-month period ended June 30, 2019 due to the commercial launch of Calyxt’s initial High Oleic Soybean products.

The increase in total operating expenses of $5.4 million from the six-month period ended June 30, 2018 to the six-month period ended June 30, 2019 resulted primarily from an increase in Calyxt’s commercialization activities, which contributed to (i) an increase of $4.1 million in personnel expenses, that includes an increase of $2.9 million in personnel wages and salaries, (ii) an increase of $1.2 million in non-cash stock based compensation expense, (iii) an increase of $1.0 million in purchase and external expenses and other, and (iv) an increase of $0.3 million in cost of goods sold.

Operating loss before tax for our Plants segment increased by $4.9 million from the six-month period ended June 30, 2018 to the six-month period ended June 30, 2019.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $2.3 million from the six-month period ended June 30, 2018 to the six-month period ended June 30, 2019.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, reimbursements of research tax credit claims and payments under our strategic collaboration agreements.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of June 30, 2019, we had current financial assets and cash and cash equivalents of $397.4 million comprising cash and cash equivalents of $397.0 million and current financial assets of $0.4 million exclusively composed by current restricted cash. Long term restricted cash amounts to $3.6 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France.

As of June 30, 2019, $266.8 million of our cash and cash equivalents are denominated in U.S. dollars and $0.4 million of our current financial assets are denominated in U.S. dollars.

Commodity Price Risk

Calyxt enters into purchase agreements for grain with settlement values based on commodity futures market prices. These agreements allow Calyxt’s counterparty to fix their sale prices to Calyxt at various times as defined in the contract. Calyxt may hedge these exposures to either fix prices for variable exposures or convert fixed prices to variable prices through the use of commodity derivative contracts. The notional amount of commodity derivative contracts as of June 30, 2019 was $1.8 million and the fair value was $0.2 million.

Calyxt has designated all of its commodity derivative contracts as cash flow hedges. As a result, all gains or losses associated with marking the commodity derivative contracts to market (fair value) are recorded as a component of other comprehensive income (OCI). Calyxt reclassifies amounts from OCI to inventory when grain is delivered to Calyxt. At the point the inventory is sold, the related transfer from OCI will be expensed and will impact earnings. As of June 30, 2019, Calyxt expects the entire OCI balance related to cash flow hedges to be reclassified into earnings within the next 12 months.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month periods ended June 30, 2018 and 2019:

	For the six-month period ended June 30,
	2018	2019
	$ in thousands
Net cash flows provided by (used in) operating activities	(32,523)	(43,613)
Net cash flows provided by (used in) investing activities	19,304	(7,545)
Net cash flows provided by (used in) financing activities	234,417	(1,999)

Total	221,198	(53,157)

Effect of exchange rate changes on cash	(6,364)	(1,377)

For the six-month period ended June 30, 2019, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $23.8 million to suppliers, wages and social expenses of $12.6 million, and Calyxt operating payments of $12.8 million, partially offset by $1.7 million of payments received from Servier and Allogene Therapeutics pursuant to our collaboration agreements, $1.0 million of payments received from licenses, $4.1 million of interest received and $0.4 million of VAT and other taxes reimbursement as well as other variances. For the six-month periods ended June 30, 2018, our net cash flows used in operating activities are mainly due to cash payments of $22.4 million to suppliers, wages and social expenses of $10.5 million, rent payments of $2.6 million and $9.8 million of other operating payments and Calyxt’s suppliers, partially offset by $3.3 million of payments received from Servier and Pfizer pursuant to our collaboration agreements, $0.5 million of payments received from licenses and $2.2 million of VAT and other taxes reimbursement as well as other variances.

For the six-month period ended June 30, 2019, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $4.8 million included $3.7 million of assets under construction relates to Cellectis’ new raw material manufacturing facility in Paris ($1.1 million) and new commercial manufacturing facility in Raleigh, North Carolina ($1.8 million) and the rest relates to the Plants Segment activity, (ii) the reclassification of $2.5 million related to a letter of credit related to our Raleigh facility in non-current financial asset, (iii) a $0.2 million deposit related to a Paris lease extension and equipment lease agreement as well as other variances. For the six-month periods ended June 30, 2018, our net cash used in investing activities primarily reflects our investments in R&D equipment in both the United States and France of $1.2 million, offset by the change in the amount funded under a liquidity contract that we are party to with Natixis Securities for $0.3 million and by the proceeds from current financial assets of $20.2 million.

For the six-month period ended June 30, 2019, our net cash used by financing activities reflects the payments on lease debts for $1.7 million and Calyxt payment of $0.6 million in withholding taxes in connection with the net settlement of RSUs, partially offset by Calyxt stock options exercises during the period for $0.3 million. For the six-month period ended June 30, 2018, our net cash flows provided by financing activities mainly reflects (i) the net proceeds after deducting underwriting discounts and commissions and offering expenses of $178.6 million from the Cellectis follow-on offering and the net proceeds, after deducting underwriting discounts, commissions and offering expenses and the purchase price with respect to 550,000 shares of Calyxt common stock purchased by Cellectis in the offering, of $48.8 million from Calyxt’s follow-on offering, (ii) the exercise of 298,367 Cellectis stock options during the period for $7.2 million, (iii) the exercise of 333,899 Calyxt stock options during the period for $1.2 million and (iv) the subscription of non-employee warrants for $0.2 million, partially offset by (i) Cellectis’ purchase on June 14, 2018 of 63,175 shares of Calyxt common stock from employees and nonemployees of Calyxt and Cellectis at a price of $19,49 per share (the closing price reported on the NASDAQ Global Market on June 14, 2018) for $1.3 million and (ii) the decrease of cash available in our Natixis liquidity contract by $0.3 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. Calyxt completed their first sales of their High Oleic Soybean Oil and High Oleic Soybean Meal in the first quarter of 2019.

Our cash consumption is driven by our internal operational activities; our outsourced activities, including preclinical activities and manufacturing activities; payments to clinical research centers and contract research organizations involved in our clinical trials; and annual payment and royalty expenses related to our in-licensing agreements. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products.

We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2021. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the capacity of manufacturing our products in France and in United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

Calyxt entered into seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3.	Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item 11 of Part I of the Annual Report. Our exposure to market risk has not changes materially since December 31, 2018.

Item 4.	Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2018.

There have been no changes in the Company’s internal control over financial reporting during the six-month period ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A.	Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not Applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.